FOIA Confidential Treatment Request
Confidential Treatment Requested
Under 17 C.F.R. Sections
200.80(b)(4) and 200.83
By M&T Bank Corporation
File No. 001-09861
August 27, 2007
Mr. John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: File No. 1-9861
Dear Mr. Nolan:
This letter serves as the response of M&T Bank Corporation (“M&T”) to your letter dated August 9, 2007. Our responses are numbered to correspond with the numbered items in your letter.
As set forth below, we are requesting confidential treatment for portions of this letter, as identified by [***], (the “Confidential Portions”) pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 (the “Rule”), and in connection with the Freedom of Information Act (5 U.S.C. §552) . In accordance with the Rule, in connection with that request, we have filed with the Freedom of Information and Privacy Act office of the Commission a separate letter (but not the Confidential Portions) and the unredacted Confidential Portions are being submitted to you separately.
Form 10-K for the Fiscal Year Ended December 31, 2006
1.	M&T believes that the fair value hedging relationships outstanding at December 31, 2006 and 2005 relating to fixed rate time deposits and fixed rate long-term borrowings met the criteria for hedge accounting pursuant to paragraphs 20 and 21 of Statement of Financial Accounting Standards (“SFAS”) No. 133. At hedge inception, M&T specified its risk management objective and strategy for undertaking the hedge and identified the hedging instrument, the hedged item, the nature of the risk being hedged, and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk would be assessed and measured. Included in the hedge documentation were analyses comparing the changes in fair value of the liability being hedged attributable to changes in the benchmark interest rate with the changes in the total fair value of the hedging interest rate swap agreement. The analyses were utilized for both prospective and retrospective hedge effectiveness assessment. Attachment 1 provides the specific information requested in your letter for each of the hedging relationships.

2.	There were no hedging relationships at December 31, 2006 or 2005 for which M&T applied the “shortcut” or “matched terms” approach for assuming no ineffectiveness. However, M&T did utilize a “shortcut” approach during 2005 and 2004 for certain hedge relationships pertaining to two subordinated note issuances. Namely, hedged subordinated note issuances of $75 million matured, as did the hedging interest rate swap agreements, in July 2005 and another $500 million of hedged subordinated notes of a different issuance were largely

August 27, 2007

refinanced in December 2005, at which point the hedge relationships were terminated. For these hedge relationships, M&T determined that the critical terms of the hedging instruments and the hedged subordinated note issuances were the same and in accordance with SFAS No. 133 paragraph 65 concluded that the changes in fair value attributable to the risk being hedged were expected to completely offset at inception and on an ongoing basis. M&T had contemporaneous documentation of the hedge relationship, which addressed each of the SFAS No. 133 paragraph 68 criteria for assuming no ineffectiveness in a hedge with an interest rate swap. Specifically, the notional amount of the interest rate swaps were matched to the principal amount of the subordinated notes. The fair value of the swaps were zero at inception of the hedging relationships. The formula for computing net settlements under the interest rate swap agreements were the same for each net settlement. The subordinated notes were not prepayable. The index on which the variable leg of the swaps were based matched the benchmark interest rate designated as the interest rate risk being hedged. No other terms in the subordinated note issuances or the interest rate swaps invalidated the assumption of no ineffectiveness. Additionally, the maturity date of the interest rate swaps matched the maturity date of the subordinated note issuances being hedged. There was no floor or ceiling on the variable interest rate of the interest rate swaps and the interval between repricings of the variable interest rate in the swaps was frequent enough to justify an assumption that the variable payment was at a market rate.

3.	As disclosed on page 9 of M&T’s Form 10-K, M&T Life Insurance Company (“M&T Life Insurance”) reinsures credit life and accident and health insurance purchased by M&T consumer loan customers. M&T Life Insurance’s maximum loss associated with providing reinsurance amounted to $58 million and $70 million at December 31, 2006 and 2005, respectively. As disclosed on page 10 of M&T’s Form 10-K, M&T Mortgage Reinsurance Company (“M&T Reinsurance”) enters into reinsurance contracts with third party insurance companies who insure against the risk of a mortgage borrower’s payment default in connection with M&T-originated mortgage loans. M&T Reinsurance’s maximum loss associated with providing reinsurance amounted to $19 million and $15 million at December 31, 2006 and 2005, respectively. M&T Life Insurance and M&T Reinsurance receive a premium in exchange for accepting a portion of the insurer’s risk of borrower default.

The maximum loss exposures for the reinsurance activities noted above are not necessarily indicative of losses which may ultimately be incurred. Such losses are expected to be substantially less because most loans are repaid by borrowers in accordance with the original loan terms. The amount of M&T’s recorded liability for reported reinsurance losses as well as estimated losses incurred but not yet reported was not significant at either December 31, 2006 or 2005. We will include discussion of these activities in our commitments and contingencies note in future filings.

4.	As described on page 122 of M&T’s Form 10-K for the year ended December 31, 2006, reportable segments have been determined based upon M&T’s internal profitability reporting system, which is organized by strategic business unit. Consistent with SFAS No. 131

FOIA Confidential Treatment Request
Confidential Treatment Requested
Under 17 C.F.R. Sections
200.80(b)(4) and 200.83
By M&T Bank Corporation
File No. 001-09861
August 27, 2007

paragraph 4, M&T aggregates its strategic business units into reportable segments utilizing an approach consistent with how management organizes such units for making operating decisions and assessing performance. Strategic business units are aggregated into reportable segments when the nature of the products/services, the type of customer, the distribution method of the products/services, or the executive management of the products/services are similar. Information regarding M&T’s reportable segments and the rationale for determining the reportable segments as disclosed in Form 10-K follows.

Commercial Banking Reportable Segment - The Commercial Banking segment provides a wide range of credit products and banking services for middle-market and large commercial customers. Services provided by this segment include commercial lending and leasing, deposit products, and cash management, among others.

As described below, the business units aggregated into the Commercial Banking reportable segment are similar with regard to the nature of the products and services offered, the type of customer for those products and services and the distribution channels used to provide those products and services. Presented below are the 2006 financial results and a description of the business units in the Commercial Banking reportable segment.

				Average	Average
	Net interest	Noninterest	Net	total	total
	income	income	income	assets	deposits
(dollars in millions)
[***]	$ [***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]

Total	$392	157	226	12,688	[***]

[***]

[***]

[***]    Designates information redacted pursuant to a confidential treatment request by M&T Bank Corporation pursuant to the Rule. Redacted information has been submitted, in unredacted form, separately to the Securities and Exchange Commission.

FOIA Confidential Treatment Request
Confidential Treatment Requested
Under 17 C.F.R. Sections
200.80(b)(4) and 200.83
By M&T Bank Corporation
File No. 001-09861
August 27, 2007

[***]

Commercial Real Estate Reportable Segment — The Commercial Real Estate segment is the aggregation of the commercial real estate and M&T Realty Capital Corporation business units. These units are similar in that they provide commercial real estate secured credit and deposit services to customers. Presented below are the 2006 financial results and a description of the business units included in the Commercial Real Estate reportable segment.

				Average	Average
	Net interest	Noninterest	Net	total	total
	income	income	income	assets	deposits
(dollars in millions)
[***]	$ [***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]

Total	$229	43	135	8,448	[***]

[***]

[***]

[***]    Designates information redacted pursuant to a confidential treatment request by M&T Bank Corporation pursuant to the Rule. Redacted information has been submitted, in unredacted form, separately to the Securities and Exchange Commission.

FOIA Confidential Treatment Request
Confidential Treatment Requested
Under 17 C.F.R. Sections
200.80(b)(4) and 200.83
By M&T Bank Corporation
File No. 001-09861
August 27, 2007

Discretionary Portfolio Reportable Segment - The Discretionary Portfolio segment includes investment and trading securities, residential mortgage loans held for investment and other assets; short-term and long-term borrowed funds; brokered certificates of deposit and interest rate swap agreements related thereto; and offshore branch deposits. This segment also provides foreign exchange services to customers. The products and services included in this segment were aggregated because they are managed by M&T’s Treasury Division. Presented below are the 2006 financial results of the Discretionary Portfolio segment.

				Average	Average
	Net interest	Noninterest	Net	total	total
	income	income	income	assets	deposits
(dollars in millions)
Discretionary portfolio segment	$90	64	96	12,136	[***]

Residential Mortgage Banking Reportable Segment - The Residential Mortgage Banking segment originates and services residential mortgage loans for consumers and sells substantially all of those loans in the secondary market to investors or to bank subsidiaries of M&T. This segment also originates and services loans to developers of residential real estate properties. In addition to the geographic regions served by or contiguous with M&T’s branch network, mortgage loan origination offices are maintained in several states throughout the southern and western United States. M&T also periodically purchases the rights to service mortgage loans originated by others. Residential mortgage loans held for sale are included in this reportable segment. Presented below are the 2006 financial results for the origination and servicing business units.

				Average	Average
	Net interest	Noninterest	Net	total	total
	income	income	income	assets	deposits
(dollars in millions)
[***]	$ [***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]

Total	$100	184	52	3,462	[***]

Retail Banking Reportable Segment - The Retail Banking segment reflects the aggregation of business units that are similar with regard to the nature of the products and services offered, the type of customer for those products and services, the distribution channels used to provide those products and services, or the executive management responsible for overseeing the business unit. Presented below are the 2006 financial results and a description of the business units included in the Retail Banking reportable segment.

[***]    Designates information redacted pursuant to a confidential treatment request by M&T Bank Corporation pursuant to the Rule. Redacted information has been submitted, in unredacted form, separately to the Securities and Exchange Commission.

FOIA Confidential Treatment Request
Confidential Treatment Requested
Under 17 C.F.R. Sections
200.80(b)(4) and 200.83
By M&T Bank Corporation
File No. 001-09861
August 27, 2007

				Average	Average
	Net interest	Noninterest	Net	total	total
	income	income	income	assets	deposits
(dollars in millions)
[***]	$ [***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]

Total	$1,064	403	410	14,107	[***]

[***]
[***]
[***]
[***]

[***]    Designates information redacted pursuant to a confidential treatment request by M&T Bank Corporation pursuant to the Rule. Redacted information has been submitted, in unredacted form, separately to the Securities and Exchange Commission.

FOIA Confidential Treatment Request
Confidential Treatment Requested
Under 17 C.F.R. Sections
200.80(b)(4) and 200.83
By M&T Bank Corporation
File No. 001-09861
August 27, 2007

[***]
“All Other” category – This category reflects other activities that are not directly attributable to the reported segments as determined in accordance with SFAS No. 131. Presented below are the 2006 financial results and a description of the activities included in the All Other category.

				Average	Average
	Net interest	Noninterest	Net	total	total
	income	income	income	assets	deposits
(dollars in millions)
[***]	$ [***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]

Total	$(58)	195	(80)	4,998	[***]

[***]
[***]
Also reflected in the All Other category is goodwill, core deposit and other intangible assets (and the related amortization) and certain types of administrative expenses generally not allocated to business units; the net impact of the Company’s allocation methodologies for internal funds transfer pricing, the provision for credit losses, income taxes and equity; and, when applicable, merger-related expenses resulting from acquisitions of financial institutions.

[***]    Designates information redacted pursuant to a confidential treatment request by M&T Bank Corporation pursuant to the Rule. Redacted information has been submitted, in unredacted form, separately to the Securities and Exchange Commission.

August 27, 2007

Form 10-Q for the Quarterly Period Ended March 31, 2007
5.	In 2006 and 2005, M&T originated Alt-A loans for both its held-for-sale and held-for-investment portfolios. In 2006 and 2005, M&T originated approximately $2.7 billion and $1.4 billion, respectively, and sold approximately $1.7 billion and $.7 billion, respectively, to third party investors. Alt-A loans held for sale at December 31, 2006 and 2005 totaled $1.0 billion and $.6 billion, respectively. Alt-A loans held for investment were $.6 billion and $.1 billion at December 31, 2006 and 2005, respectively. At June 30, 2007, Alt-A loans held-for-sale and held-for-investment were $.1 billion and $1.4 billion, respectively.
In addition to loan sale representations and warranties, the Alt-A loans sold during 2006 and 2005 generally had customary early payment default (“EPD”) and early pay-off (“EPO”) provisions. EPD provisions allowed for the purchaser to return loans that subsequently became delinquent within a certain time after the sales date (terms ranged from 30 to 120 days). Similarly, EPO provisions called for a return of the sales premium for loans that subsequently paid-off within a certain time after the sales date (terms ranged from 30 to 120 days). M&T considered the existence of the EPD and EPO clauses in determining that the transactions qualified for sales accounting treatment. EPD and EPO clauses are customary in such transfers. EPD provisions are an industry-recognized and commercially expedient mechanism for providing a swift, clear means of redress for an obvious breach of a representation or warranty. For that reason, the EPD provision is only applicable for a short duration, sufficient to substantiate the representations and warranties made by the seller but not long enough to shift the true risks of ownership of the loans back to the seller. Even if the EPD and EPO provisions were deemed to constitute recourse, the bulk loan sale transactions nevertheless constitute true sale transactions qualifying for sales accounting treatment, as recourse is only one factor among many that determines whether a transaction is a true sale, and each of the other factors firmly supports a true sale determination. For example, (i) the parties to these bulk loan sale transactions intended that the transaction be a sale of loans, and not a secured loan, (ii) the transfer price was at fair market value—in fact, the price was often determined at auction, (iii) the purchaser exercised complete dominion over the loans—by repackaging and selling interests in them to others as part of bond pools, for example, (iv) M&T had no right to exercise nor did it exercise any control over the assets once the sale was complete, (v) M&T did not share in the loans’ profits, and (vi) the purchaser acquired ownership of clearly identifiable, specific assets. Based on the foregoing, M&T believes that the transferred loans had indeed been isolated from M&T and that the SFAS No. 140 paragraph 9.a. criteria had been met. M&T concluded the other criteria of SFAS No. 140 paragraph 9 were also met as the purchaser had the right to pledge or exchange the transferred loans, with no constraints, and M&T did not maintain effective control over the loans through either (1) an agreement that both entitled and obligated M&T to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the purchaser to return specific loans.

August 27, 2007

For the reasons discussed above, M&T's sales of Alt-A mortgage loans constituted true sale transactions that qualified for sales accounting treatment. Each factor demonstrated the manifested intent of both parties to engage in sales of loans, and the transactions did not include any recourse obligation on the part of M&T.
6.	M&T has not originated or purchased sub-prime mortgage or option ARM loans to any significant extent. Originations of sub-prime mortgage loans totaled approximately $14 million in the first quarter of 2007 and $78 million in 2006. All such loans were sold upon closing to third party investors without recourse to M&T. M&T originated a limited amount of option ARM loans. Such loans represented approximately 1% of total residential real estate loan originations for both the quarter ended March 31, 2007 and the year ended December 31, 2006, or approximately $4 million in the 2007 period and $86 million in 2006. Option ARM loans were also sold on a non-recourse basis. M&T also originated approximately $280 million and $1.4 billion of mortgage loans with loan-to-value ratios (“LTVs”) greater than 80% for the quarter ended March 31, 2007 and the year ended December 31, 2006, respectively. Most of those loans were originated for sale and were indeed sold to third party investors on a non-recourse basis. Approximately $340 million of the mortgage loans with LTVs greater than 80% are included in M&T’s portfolio of loans held for investment. Approximately $300 million, or 88%, of these retained loans are covered by private mortgage insurance to help mitigate the incremental exposure to loss associated with such loans. Underwriting guidelines for loans such as these with increased credit risk vary by product, but generally include various other risk mitigation procedures such as automated valuation models to validate appraisals and fraud background checks on borrowers. When such loans are retained, M&T subsequently reviews updated credit score information and utilizes risk scoring in its collection efforts. In other words, higher risk loans are monitored more closely.

In addition to residential mortgage loans, M&T originates home equity lines of credit, which if fully drawn upon could result in LTVs greater than 80%. For the quarter ended March 31, 2007, M&T originated $84 million of such commitments with associated outstanding principal balances of $34 million. For the year ended December 31, 2006, M&T originated $490 million of such commitments with associated outstanding principal balances of $197 million. Similarly, M&T also originated home equity loans with LTVs greater than 80% of $11 million for the quarter ended March 31, 2007 and $49 million for the year ended December 31, 2006. Underwriting procedures with respect to home equity products included scaled LTV limits based on credit size and borrower credit score and income. M&T also utilizes automated valuation models and updated credit score information in its ongoing monitoring of home equity products with greater than 80% LTVs.

We will provide enhanced disclosure of these practices in future filings to the extent they are material.
Form 10-Q for the Quarterly Period Ended June 30, 2007
7.	At June 30, 2007, included in accruing loans past due 90 days were approximately $58 million of one-to-four family residential mortgage loans serviced by a subsidiary of M&T that were purchased out of Ginnie Mae securitizations. To meet the requirements for sale into a Ginnie Mae securitization, the originating lender obtained mortgage insurance or guarantees on those loans from either the Federal Housing Administration (“FHA”) or the Department of Veterans Affairs (“VA”). The residential mortgage loans were subsequently sold into Ginnie Mae securitizations, however, the status of the insurance or guarantee on

August 27, 2007

each individual loan is in no way dependent on whether or not the loan is included in a securitization. Upon meeting certain delinquency criteria specified by Ginnie Mae, M&T, as servicer, exercised its option to purchase those loans in an effort to reduce servicing costs, including a requirement to advance principal and interest payments that had not been received from individual mortgagors. Despite the loans being purchased by M&T, the insurance or guarantee by either the FHA or VA (both government-related entities) remains in force. We will clarify this information in future filings.
8.	The following discusses M&T’s consideration of the indicated factors in determining the level of the allowance for credit losses at June 30, 2007.
•	Management considered the overall increase in the total loan portfolio and the extent to which the relative composition of the loan portfolio changed over time. Specifically, from June 30, 2006 to June 30, 2007, the total loan portfolio grew by $2.1 billion or 5%, while the allowance for credit losses grew by $22 million or 3%. As indicated in our filing, however, management considered that $1.0 billion of the increase in total loans resulted from increases in residential real estate loans. In fact, residential real estate loans increased their relative composition of the total portfolio from 12% to 14% from June 30, 2006 to June 30, 2007. In general, M&T experiences lower charge-off rates on residential real estate loans than on many other loan types. Had the level of residential real estate loans and their related reserve allocation remained constant from June 30, 2006 to June 30, 2007, the allowance for credit losses as a percent of total loans would have been 1.56% at June 30, 2007, an increase from 1.55% at June 30, 2006.

•	The main reason for the aforementioned increase in residential real estate loans from June 30, 2006 to June 30, 2007 was the retention of residential real estate Alt-A loans. At June 30, 2006 there were $87 million of Alt-A mortgage loans in the portfolio of residential real estate loans held for investment. At June 30, 2007, there were $1.3 billion of such loans included in the held-for-investment portfolio, including loans that were transferred from the held-for-sale portfolio in the first quarter of 2007 ($808 million) and recorded at the lower of cost or market value on the transfer date (see page 17 of our Form 10-Q for the quarterly period ended March 31, 2007). As market value would encompass any incurred credit loss mark, there was no allowance for credit losses associated with those loans as of the date of transfer. Subsequent credit deterioration has resulted in M&T providing $4 million in the allowance for credit losses, or .31% of the $1.3 billion of Alt-A residential real estate loans held for investment at June 30, 2007.

•	The primary contributor to the reduction in the ratio of the allowance for credit losses to nonperforming loans was the $140 million increase in nonperforming loans from June 30, 2006 to June 30, 2007. Government guaranteed loans included in nonperforming loans did not change significantly over that period. On page 33 of

August 27, 2007

Form 10-Q for the quarterly period ended June 30, 2007, M&T cited the reasons for the increase in nonperforming loans across its loan categories. Of the $140 million increase, $103 million or 74% related to commercial loans and commercial real estate loans. In general, such loans were secured by collateral and as described below, were evaluated for collectibility on an individual basis. Given the collateral associated with most of these loans, the allowance for credit losses associated with nonperforming commercial and commercial real estate loans is usually substantially less than the principal balance of such loans. Accordingly, the ratio of the allowance to nonperforming loans is not a direct factor used by M&T in assessing the overall adequacy of the allowance for credit losses. Nevertheless, it should be noted that the ratio of nonperforming loans to total loans was .38% at June 30, 2006, up nominally from .35% at March 31, 2006, its lowest point of the past two decades. Not coincidently, the allowance for credit losses as a percentage of total loans had consistently declined as nonperforming loans also steadily declined from 2003 into 2006. Recognizing that the recent increase in nonperforming loans was not a temporary phenomena and following the process described in our filings, M&T increased its relative allowance for credit losses in the first and second quarters of 2007. As previously discussed, offsetting the impact of that increase was the shift in relative portfolio composition over the same period reflecting more residential real estate loans, which generally have lower historical loss rates than many other loan types.
•	The increase in nonperforming assets was almost entirely driven by the aforementioned increase in nonperforming loans. The $34 million increase in accruing loans past due 90 days from June 30, 2006 to June 30, 2007 is attributable to an increase in Alt-A residential real estate loans. Losses associated with Alt-A loans were discussed above.

•	M&T’s loss reserve estimates on nonperforming loans typically rely on the nature and extent of their collateralization. As noted in footnote 1 on page 86 of Form 10-K for the year ended December 31, 2006, M&T complies with the guidance prescribed by SFAS No. 114 for impaired loans. Impaired loans are classified as either nonaccrual or as loans renegotiated at below market rates. To the extent that M&T’s impaired commercial and commercial real estate loans evaluated under SFAS No. 114 at June 30, 2007 were collateral dependent, of which a substantial amount were, specific reserve components for those loans were based on the fair value of the loan’s collateral as estimated at that date. As described on page 50 of the Form 10-K for the year ended December 31, 2006, specific loss components are a component of the overall allowance for credit losses. M&T also considered the extent to which collateral valuations are for commercial real estate loans secured by properties located in areas with stagnant or low growth economies. Loans in such economic environments have heightened credit risk because property values tend not to increase significantly over time. In other words, M&T’s experience has been that the collateral valuations of real estate in these areas do not rise as rapidly as in other

August 27, 2007

geographic areas with more robust economic prospects, and, accordingly, relative declines in value during general economic downturns may not be as severe. We have not experienced a significant deterioration in collateral valuations for commercial real estate loans for properties located in our low growth areas and, therefore, there was not a significant impact to the level of the allowance for credit losses at June 30, 2007.
Management respectfully believes it has adequately considered the aforementioned information in its determination of the allowance for credit losses.
As requested in your letter, M&T acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Confidential Treatment Requested
In addition, in connection with the submission of this response letter, M&T respectfully requests, pursuant to 17 C.F.R. § 200.83, that the Confidential Portions be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential, commercially sensitive information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect the Confidential Portions, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that M&T may, if deemed necessary or appropriate, pursue any remedies available to it.
* * * *
M&T believes that the information included herein is responsive to your comments. If we can be of assistance in facilitating your review, please do not hesitate to contact me at (716) 842-5844.
Very truly yours,
/s/  René F. Jones
René F. Jones
Executive Vice President
and Chief Financial Officer
cc: Joyce Sweeney (Securities and Exchange Commission)
      Robert G. Wilmers

Attachment 1

	Nature/terms of derivative		Quantitative measures to assess	Quantitative measurement of
Nature/terms of hedged item	instrument	Documented risk being hedged	hedge effectiveness	hedge ineffectiveness
$387 million at 12/31/06 and $514 million at 12/31/05 of recognized fixed rate time deposit issuances transacted at various dates with stated maturities ranging through 12/15/14. Each time deposit issuance has its own individual hedge relationship with a specific interest rate swap agreement. The time deposits are not prepayable, except for instances of death or insanity. $237 million at 12/31/06 and $229 million at 12/31/05 of such deposits are callable on prescribed semi-annual dates by M&T. The embedded call options are considered to be clearly and closely related to the host debt instrument that requires principal repayments and the time deposits do not involve a substantial premium or discount and the call option is not contingently exercisable.
	$390 million at 12/31/06 and $515 million at 12/31/05 of receive fixed/pay variable interest rate swap agreements with identical maturities to those of the hedged time deposits. Each swap has its own individual hedge relationship with a specific time deposit issuance. $240 million at 12/31/06 and $230 million at 12/31/05 of such agreements have mirror image call options in that they are callable by the counterparty on the same semi-annual dates as the related hedged time deposits.	Risk of changes in fair value of the fixed rate time deposits attributed to changes in the benchmark interest rate (i.e. the matched term LIBOR swap rate).	Hedge effectiveness is assessed each quarter through the use of a linear regression analysis. The linear regression analysis compares the changes in the fair value of the fixed rate time deposits attributable to the changes in the benchmark interest rate to the changes in fair value of the interest rate swap agreements. To achieve hedge effectiveness the coefficient of correlation (R squared) should be greater than .8 and the slope coefficient should be within a range of -.8 and –1.25. The linear regression analysis is utilized for both prospective and retrospective hedge effectiveness assessment on an ongoing basis. At hedge inception, previous regression analyses showing effective hedge relationships for similar past hedging relationships were utilized as M&T’s prospective hedge effectiveness assessment.	Changes in the fair value of the interest rate swap agreements are recorded through the income statement. Likewise, changes in the fair value of the hedged time deposits attributable to changes in the benchmark interest rate are recorded through the income statement. The resulting amount of ineffectiveness was not significant in any period.

$500 million of subordinated notes issued by M&T Bank on 12/1/06, maturing on 12/1/21. The subordinated notes pay a fixed coupon rate of interest for the first ten years and a variable rate for the last five years of their terms. The subordinated notes are callable after 12/1/16. The embedded call option is considered to be clearly and closely related to the host debt instrument that requires principal repayments and the subordinated notes do not involve a substantial premium or discount and the call option is not contingently exercisable.
	$500 million of receive fixed/pay variable interest rate swap agreement entered into on 12/1/06 with a maturity date of 12/1/16.	Risk of changes in fair value of the subordinated notes attributed to changes in the benchmark interest rate (i.e. the matched term LIBOR swap rate).	Hedge effectiveness is assessed each quarter through the use of a linear regression analysis. The linear regression analysis compares the changes in the fair value of the fixed rate subordinated notes attributable to the changes in the benchmark interest rate to the changes in fair value of the interest rate swap agreement. To achieve hedge effectiveness the coefficient of correlation (R squared) should be greater than .8 and the slope coefficient should be within a range of -.8 and –1.25. The linear regression analysis is utilized for both prospective and retrospective hedge effectiveness assessment on an ongoing basis. At hedge inception, the linear regression analysis utilized data points assuming the terms of the actual hedged subordinated notes and interest rate swap agreement were carried back to earlier periods and the changes in respective fair values were computed using historical matching term LIBOR swap rates in prior periods.	Changes in the fair value of the interest rate swap agreement are recorded through the income statement. Likewise, changes in the fair value of the hedged subordinated notes attributable to changes in the benchmark interest rate are recorded through the income statement. The resulting amount of ineffectiveness was not significant in any period.

Attachment 1

	Nature/terms of derivative		Quantitative measures to assess	Quantitative measurement of
Nature/terms of hedged item	instrument	Documented risk being hedged	hedge effectiveness	hedge ineffectiveness
$137 million of subordinated notes issued by M&T Bank on 10/5/00, maturing on 10/1/10. The subordinated notes pay a fixed coupon rate of interest. The subordinated notes are not callable.	$137 million of receive fixed/pay variable interest rate swap agreement entered into on 4/4/03 with a maturity date of 10/1/10.	Risk of changes in fair value of the subordinated notes attributed to changes in the benchmark interest rate (i.e. the matched term LIBOR swap rate).	Hedge effectiveness is assessed each quarter through the use of a linear regression analysis. The linear regression analysis compares the changes in the fair value of the fixed rate subordinated notes attributable to the changes in the benchmark interest rate to the changes in fair value of the interest rate swap agreement. To achieve hedge effectiveness the coefficient of correlation (R squared) should be greater than .8 and the slope coefficient should be within a range of -.8 and –1.25. The linear regression analysis is utilized for both prospective and retrospective hedge effectiveness assessment on an ongoing basis. At hedge inception, the linear regression analysis utilized data points assuming the terms of the actual hedged subordinated notes and interest rate swap agreement were carried back to earlier periods and the changes in respective fair values were computed using historical matching term LIBOR swap rates in prior periods.	Changes in the fair value of the interest rate swap agreement are recorded through the income statement. Likewise, changes in the fair value of the hedged subordinated notes attributable to changes in the benchmark interest rate are recorded through the income statement. The resulting amount of ineffectiveness was not significant in any period.